

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Mikkel Svane
Chief Executive Officer
Zendesk, Inc.
989 Market Street
San Francisco, California 94103

      Re: Zendesk, Inc.
          Registration Statement on Form S-4
          Filed December 6, 2021
          File No. 333-261512

Dear Mr. Svane:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Technology

cc: Christopher Moore, Esq.